February 6, 2015	Trevor J. Chaplick
Member of the Firm
d 202.416.6829
f 202.416.6899
tchaplick@proskauer.com
VIA EDGAR Transmission	www.proskauer.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Helius Medical Technologies, Inc.
CIK No. 0001610853
Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of our client, Helius Medical Technologies, Inc. (the “Company”), we are filing herewith via EDGAR an initial Registration Statement on Form 10 in connection with the proposed registration of the Class A common stock of the Company under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me at (202) 416-6829 with any questions you may have regarding this filing.

Very truly yours,

PROSKAUER ROSE LLP

By: /s/ Trevor J. Chaplick
        Trevor J. Chaplick

cc: Philippe Deschamps